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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8 CH-6300 Zug Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

Converium Holding Ltd, Zug

September 30, 2002 Financial Result
Highlights
IPO, Ranking and Organization
Overview Business Segments

Zug, Switzerland – October 28, 2002 – Converium Group, one of the world’s leading reinsurers, today reports on its financial results for the third quarter 2002 as well as for the first nine months of 2002. Converium has been listed on the SWX Swiss Exchange (SWX: CHRN) and New York Stock Exchange (NYSE: CHR) since December 2001.

Year-to-date pre-tax operating income of US$ 32.5 million
Year-to-date after-tax net income of US$ 26.0 million
Year-to-date cash flow from operating activities of US$ 612.3 million
Shareholders equity of US$ 1,659.5 million (plus 88.7 compared to year-end 2001)

Converium Group reported pre-tax operating income of US$ 32.5 million for the nine months ended September 30, 2002. (The pre-tax operating result is defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs). This represents an increase of US$ 403.3 million compared to the pre-tax operating loss of US$ 370.8 million for the same period of 2001. After-tax net income increased by US$ 385.9 million to US$ 26.0 million for the 9 months ended September 30, 2002, compared to a net loss of US$ 359.9 million for the nine months ended September 30, 2001. Converium Group reported a cash flow from operating activities of US$ 612.3 million for the nine months ended September 30, 2002 compared to US$ 396.7 million for the nine months ended September 30, 2001. Converium Group reported shareholders equity of US$ 1,659.5 million as per September 30, 2002 compared to US$ 1,570.8 million as per December 31, 2001.

For the three months ended September 30, 2002, Converium Group reported a pre-tax operating loss of US$ 71.2 million, compared to a pre-tax operating loss of US$ 344.7 million for the same period in 2001. For the third quarter of 2002, the after-tax net loss of US$ 5.6 million compares to a net loss of US$ 299.4 million for the third quarter of 2001. Converium Group reported cash flow from operating activities of US$ 323.2 million for the three months ended September 30, 2002 compared to US$ 175.8 million for the third quarter 2001.

Both operating earnings and net income for the third quarter of 2002 were driven by six factors: (1) strong performance in non-life underwriting, (2) the floods in Eastern Europe and Germany in August, (3) ongoing turmoil in the capital markets and the restructuring of our investment portfolios, (4) continued impressive performance of Converium Zurich, (5) the recognition of reserve developments of prior years recorded by Converium North America and Converium Cologne, and (6) our life operations.

(1)  Strong Performance in Non-life Underwriting

The re-underwriting of the non-life book and the restructuring of the underwriting process resulted in a continued strong improvement of the underlying performance. Net premiums written of our non-life operations grew by 27.8% to US$ 2,270.2 million in the first three quarters of 2002. The non-life combined ratio excluding prior years’ developments and September 11 but including the European floods decreased by 4.3 percentage points to 100.9% for the nine months ended September 30, 2002 compared to 105.2% for the nine months ended September 30, 2001.

(2)  Floods in Germany and Eastern Europe in August

In line with its original announcement on September 7, 2002, Converium Group estimates its gross incurred loss from the European Floods to be at US$ 50.0 million. The losses stem primarily from Germany and Eastern Europe.

(3)  Ongoing Turmoil in the Capital Markets and Restructuring of our Investment Portfolio

The transition from an active to a passive asset management-approach led to a restructuring of our investment portfolios. The restructuring of our fixed income portfolios resulted in net realized gains of US$ 56.2 million for the nine months ended September 2002 (third quarter 2002: US$ 52.9 million), the restructuring of our equities portfolios resulted in net realized capital losses of US$ 42.7 million for the nine months ended September 30, 2002 (third quarter 2002: US$ 10.0 million).

Converium Group reported US$ 30.7 million of impairment charges for the nine months ended September 30, 2002 compared to US$ 71.3 million for the nine months ended September 30, 2001 and, US$ 15.2 million of impairment charges in the third quarter 2002 compared to US$ 11.5 million for the third quarter 2001. Our impairment policy requires us to record as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50.0% regardless of the period of the decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

Converium Group reported net realized capital losses for the nine months ended September 30, 2002 of US$ 31.4 million, and net realized capital gains of US$ 29.9 million for the third quarter 2002.

Converium Group reported total investment results of US$ 160.5 million and an average annualized total investment yield (pre-tax) of 4.1% for the nine months ended September 30, 2002, respectively US$ 88.8 million and 6.7% for the third quarter 2002.

(4)  Continued Strong Performance of Converium Zurich

Converium Zurich continued to strongly perform: net premiums written grew by 30.0% to US$ 1,105.1 million and the non-life combined ratio improved by 9.5 percentage points to 95.1% for the nine months ended September 30, 2002 compared to 104.6% for the first three quarters of 2001 excluding September 11. Converium Zurich’s non-life combined ratio improved by 21.3 percentage points to 91.6% for the three months ended September 30, 2001 compared to 112.9% for the third quarter 2001 excluding September 11.

(5)  Recognition of Reserve Development of Prior Years Recorded by Converium North America and Converium Cologne

During the third quarter, recognition of net reserve developments has led to prior year reserve strengthening of US$ 59.6 million, including US$ 47.0 million recorded by Converium North America and US$ 12.6 million recorded by Converium Cologne. During the first nine months of 2002, Converium Group has recorded a total US$ 84.0 million provision for net reserve development on prior years’ business, representing a movement of 2.0% of the net non-life reserves at December 31, 2001.

After years of reporting significant net reserve releases, many primary US insurance companies are now confronted with reserve insufficiencies relating to the soft market period of 1997-2000. In recent quarters, the recognition of prior year reserve development on the side of primary insurance companies has put pressure on the reinsurance industry.

During the third quarter of 2002, Converium North America noted the continued emergence of increased loss experience related to prior years, leading to the reserve increase mentioned above. The emergence was concentrated in the casualty lines, especially in miscellaneous professional liability (nursing homes), automobile excess, medical excess, umbrella and miscellaneous casualty. The majority of the affected contracts were already non-renewed in the years 2000 and 2001, as part of a major re-underwriting process.

Based on the latest loss information reported by its ceding companies, Converium Group is currently conducting further actuarial studies. Preliminary findings suggest that additional reserve actions of up to US$ 75.0 million will be required for the 4th quarter 2002. Converium Group will report on this in detail during the fourth quarter, as soon as the mentioned actuarial studies are complete.

(6)  Life Operations

During the course of 2002 Converium re-evaluated its existing life activities and instituted changes in order to ensure a closer alignment of its life activities with the long-term strategic objective of building a leading life reinsurance business. This resulted in changes in management, hiring of additional staff and the deployment of system enhancements to better track the performance of the underlying business.

As a consequence of these changes, certain portfolios were non-renewed and reserves were increased on certain blocks of annuity, disability and group life business to more properly reflect expected morbidity and mortality experience. In total these reserve adjustments amounted to US$ 13.6 million in the nine months to date, of which US$ 10.5 million was recorded in the 3rd quarter. Additionally, expenses within the German business unit were re-allocated between the non-life and life segments to more properly reflect the build up of resources within the life segment.

September 30, 2002 Financial Result

	Three months		Nine months
	ended September 30		ended September 30
	(US$ million, except ratios)		(US$ million, except ratios)

	2002	2001	2002	2001

Gross premiums written	745.0	804.4	2,518.7	2,230.0
- growth (%)	-7.4%		12.9%
Net premiums written	697.3	643.9	2,388.8	1,911.5
- growth (%)	8.3%		25.0%
Net premiums earned	754.8	655.7	2,271.9	1,708.7
- growth (%)	15.1%		33.0%
Operating income (loss)*	-71.2	-344.7	32.5	-370.8
Net income (loss)	-5.6	-299.4	26.0	-359.9
Income (loss) per share (US$)	-0.14	-7.49	0.65	-9.00
Loss ratio non-life	89.4%	134.1%	78.2%	104.0%
Underwriting expense ratio non-life	16.7%	22.9%	21.1%	21.3%
Administration expense ratio non-life	6.6%	5.6%	5.5%	5.7%
Combined ratio non-life	112.7%	162.6%	104.8%	131.0%
			Sept. 30, 2002	Dec. 31, 2001
Total assets			10,842.8	9,706.5
Shareholders’ equity			1,659.5	1,570.8
Book value per share (US$)			41.72	39.27

*	Operating income is defined as pre-tax income (loss) excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs.

Highlights

•	Strong growth of the non-life business Today, Converium Group is established as an independent leading global reinsurer. Gross premiums written grew by 14.9% to US$2,383.6 million, net premiums written grew by 27.8% to US$2,270.2 million, net premiums earned grew by 34.5% to US$2,158.4 million for the nine months ended September 30, 2002.

•	Strong performance in non-life underwriting The re-underwriting and the restructuring of the underwriting process pay off. The non-life combined ratio was 100.9% (excluding prior years’ developments) for the nine months ended, and 104.8% (including prior years’ developments) for the nine months ended September 30, 2002.

•	Continued impressive performance of Converium Zurich Converium Zurich increased its net premiums written by 30.0% to US$1,105.1 million for the first nine months of 2002 and reported a non-life combined ratio of 95.1% for the first three quarters, respectively 91.6% for the third quarter 2002.

•	Flood losses in Eastern Europe stable Gross incurred loss from the European floods is estimated to be US$50.0 million. Compared to peers, Converium’s European flood losses are relatively small. Due to insufficient pricing, we decided during the 2001-renewals to exit the property cat-business in Germany to a large extent. So far, the losses from natural catastrophes are within the expectations for 2002. The flood losses added 2.3 percentage points to the non-life combined ratio for the first nine months of 2002.

•	Reserve development of prior years In the third quarter 2002 Converium recorded net developments of US$59.6 million related to Converium North America and Converium Cologne. Based on the latest loss information reported by its ceding companies, Converium Group is currently conducting further actuarial studies. Preliminary findings suggest that additional reserve actions of up to US$75.0 million will be required for the 4th quarter 2002.

•	Life business Business realigned to more properly reflect group strategy culminating with the appointment of a new Chief Underwriter Life on September 1, 2002.

•	Investment result: US$160.5 million (plus 9.7%) Net investment result was impacted by the ongoing turmoil in the capital markets and the restructuring of our investment portfolios. Total investment results including impairments of US$30.7 million were US$160.5 million for the nine months ended September 30, 2002. The average annualized total investment yield (pre-tax) was 4.1% for the first three quarters of 2002. Converium’s impairment policy is fully compliant with emerging standards.

•	Cost of options fully charged Converium continued to fully charge the costs of options to operating expense (SFAS 123) and recorded US$4.0 million in the first three quarters of 2002.

•	Pre-tax operating income: US$32.5 million Converium reported a pre-tax operating income of US$32.5 million for the first three quarters of 2002, and a pre-tax operating loss of US$71.2 million for the third quarter 2002 as result of the development of prior years’ reserves.

•	Net income: US$26.0 million Converium reported a net income of US$26.0 million for the first nine months of 2002, and a net loss of US$5.6 million for the third quarter of 2002.

•	Cash flow: US$612.3 million (plus 54.3%) Driven by the improved operating performance, Converium increased the cash flow from operating activities by 54.3% to US$612.3 million for the first nine months of 2002, respectively by 83.8% to US$323.2 million for the third quarter of 2002.

•	Shareholders’ equity increased by 5.6% Since year-end 2001, the shareholders’ equity increased by 5.6% to US$1,659.5 million as per September 30, 2002.

•	Book value per share: plus 6.2% Book value per share increased by 6.2% to US$41.72 as per September 30, 2002 compared to US$39.27 as per year-end.

Dirk Lohmann, CEO Converium said:

“The reserve actions undertaken in the second half of 2002 represent a challenge that I would rather not have to face, but it is one that I believe the management and staff of Converium will master. Our situation is not much different from that of the rest of the market and many of our competitors face the same issues. The question is how long they can avoid or hide the truth. I firmly believe that this step will prove to be the precursor of further adjustments within the industry.

Converium is facing pressure from prior years and contracts that from an underwriting standpoint we left long behind us. However, it is the nature of our business that problems surface with a significant time lag. We are proactively addressing the issues, and taking the pertinent measures to solve them.

Our current business, particularly our specialty lines such as aviation, accident & health, agribusiness and professional indemnity, is performing excellently. In addition, the outlook for the reinsurance industry in 2003 continues to look good with a continued hardening of markets, increasing demand and increasing prices. Converium is making excellent progress in positioning the group within various markets in which it operates. Converium is being well received and sought out by existing and new clients.”

Martin Kauer, CFO Converium said:

“The financial results reflect the continued improvement of our non-life underwriting as a clear evidence of our re-underwriting efforts and the restructuring of our underwriting process as well as the reserve development of prior years.

The impressive growth of our cash flow, an increase of 54.3% to US$ 612.3 million for the first nine months of this year, is the result of the continued improvement of the underlying performance of our book and also generates additional investment income.

Absent any major catastrophes, we expect a substantial improvement of our full year’s net income compared to the first nine months. We are convinced that the additional reserve actions shall be more than offset by the results of our aviation book, which we expect to emerge in the forth quarter.

Our shareholders’ equity and our book value per share increased since year-end 2001 by 5.6% to US$ 1.7 billion, respectively by 6.2% to US$ 41.72 per share. As a result of the strong growth of our non-life business, particularly in specialty lines, our solvency ratio was slightly reduced. However, due to integrity of our balance sheet and the conservative gearing we are well positioned to further harvest in the hard markets.”

Enquiries:

Michael Schiendorfer Media Relations Manager	Zuzana Drozd Head of Investor Relations

michael.schiendorfer@converium.com	zuzana.drozd@converium.com

Phone: +41 (0) 1 639 96 57 Fax: +41 (0) 1 639 76 57 Phone: +1 212 898 52 74 (Office New York)*	Phone: +41 (0) 1 639 91 20 Fax: +41 (0) 1 639 71 20 Phone: +1 212 898 52 74 (Office New York)*

*	this phone number is only valid on October 28, 2002

IPO, Ranking and Organization

Converium is an independent top ten reinsurance group. The company was listed on the SWX Swiss Exchange and the New York Stock Exchange on December 11, 2001. The IPO involved the placing of 40 million registered shares priced at CHF 82 per share or US$ 24.59 per American Depositary Share (ADS) with investors worldwide. Converium’s 100% flotation was earmarked as the largest reinsurance IPO ever worldwide and the largest corporate IPO in Switzerland since 1998. The shares were allocated across the globe: 32% to institutional investors in the US, 24% to institutionals in the UK, 15% to institutionals in Switzerland and 19% to institutional investors in the rest of the world. The remaining 10% was allocated to retail shareholders in Europe and the US.

Today the company ranks 9th among the top ten professional reinsurers and employs close to 750 people in 24 offices around the globe. Converium has a strong balance sheet with an “A+” (strong) rating from Standard & Poor’s and “A” (excellent) rating by AM Best Company. Converium’s September 11 net losses are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures.

Converium is organized around four business segments consisting of our three non-life operations, Converium Zurich, Converium North America and Converium Cologne, as well as Converium Life.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11 attack on the United States, the outcome of insurance regulatory reviews, the Company’s operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man made disasters such as the September 11 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

Overview Business Segments

Business Development

Converium’s financial results reflect the continued improvement of the non-life underwriting as well as the reserve development of prior years. The hardening of the markets, a consistent implementation of our business strategy and new opportunities from independence all led to a profitable growth of our non-life operations and a non-life combined ratio of 100.9% excluding prior years’ developments. Converium re-evaluated its existing life activities and instituted changes in order to ensure a closer alignment with the long-term strategic objective of building a leading life reinsurance business.

Converium Zurich

	Three months		Nine months
	ended September 30		ended September 30
	(US$ million, except ratios)		(US$ million, except ratios)

	2002	2001	2002	2001

Gross premiums written	385.6	411.1	1,190.6	1,015.0
Net premiums written	355.8	324.6	1,105.1	850.2
Net premiums earned	370.4	309.9	1,073.4	741.1
Segment income (loss)	35.8	-238.0	110.3	-194.8
Loss ratio non-life	74.8%	160.3%	71.1%	113.3%
Underwriting expense ratio non-life	10.1%	20.1%	18.4%	16.9%
Administration expense ratio non-life	6.7%	3.4%	5.6%	4.1%
Combined ratio non-life	91.6%	183.8%	95.1%	134.3%
Retention rate (=net premiums written divided by gross premiums written)	92.3%	79.0%	92.8%	83.8%

Converium Zurich’s combined ratio decreased to 91.6% for the three months ended September 30, 2002 from 183.8% for the three months ended September 30, 2001, mainly due to a decrease of 85.5 percentage points in the loss ratio. The loss ratio decrease reflected the fact that Converium Zurich recorded US$ 220.0 million in losses in 2001 related to the September 11th terrorist attacks. Converium Zurich’s combined ratio decreased to 95.1% for the nine months ended September 30, 2002 from 134.3% for the nine months ended September 30, 2001, mainly due to a decrease of 42.2 percentage points in the loss ratio.

Net premiums written of US$ 1,105.1 million for the nine months ended September 30, 2002 were higher by US$ 254.9 million, or 30.0%, compared to US$ 850.2 million for the nine months ended September 30, 2001.

During the first nine months of 2002, Converium Zurich’s largest growth regions included the UK, North America, the Far East/Pacific Rim, as well as Latin America. The largest growth lines included such specialty lines as aviation and space, professional liability, as well as credit and surety.

Converium North America

	Three months		Nine months
	ended September 30		ended September 30
	(US$ million, except ratios)		(US$ million, except ratios)

	2002	2001	2002	2001

Gross premiums written	293.2	288.8	935.7	828.8
Net premiums written	279.5	232.4	912.5	682.3
Net premiums earned	279.3	241.6	870.2	636.3
Segment income (loss)	8.4	-57.4	-9.9	-138.4
Loss ratio non-life	93.4%	97.4%	81.2%	94.3%
Underwriting expense ratio non-life	24.2%	29.1%	24.5%	27.3%
Administration expense ratio non-life	6.5%	7.8%	6.1%	7.9%
Combined ratio non-life	124.1%	134.3%	111.8%	129.5%
Retention rate (=net premiums written divided by gross premiums written)	95.3%	80.5%	97.5%	82.3%

Converium North America’s combined ratio decreased to 124.1% for the three months ended September 30, 2002 from 134.3% for the three months ended September 30, 2001, mainly due to a decrease of 4.0 percentage points in the loss ratio and 4.9 percentage points in the underwriting expense ratio. During the third quarter of 2002, Converium North America noted the continued emergence of increased loss experience related to prior years. As a result of actuarial work performed through the third quarter, management concluded that ultimate losses will most likely be higher in the range of possible outcomes than previously estimated. In the three months ended September 30, 2002, Converium North America increased loss and loss adjustment reserves approximately US$ 47.0 million, primarily related to accident years 1997 to 2000. Approximately US$ 17.0 million was recorded relating to professional liability product lines (nursing homes) with the remainder primarily in the automobile excess, medical excess, umbrella and miscellaneous casualty lines. The loss ratio in the third quarter of 2001 reflects US$ 58.2 million in losses related to the September 11th terrorist attacks.

Converium North America’s combined ratio decreased to 111.8% for the nine months ended September 30, 2002 from 129.5% for the nine months ended September 30, 2001, mainly due to a decrease of 13.1 percentage points in the loss ratio. The loss ratio in 2001 reflects US$ 58.2 million in losses related to the September 11th terrorist attacks and US$ 143.5 million in loss reserve development. The loss ratio in 2002 reflects US$ 66.9 million in loss reserve development.

Net premiums written for the nine months ended September 30, 2002 were US$ 912.5 million as compared to US$ 682.3 million for the nine months ended September 30, 2001, representing an increase of US$ 230.2 million, or 33.7%. The business segment’s generation of new premium income during the first nine months of 2002 was the result of growth in almost all lines and an increase in the retention rate. Significant growth was experienced in specialty lines including increases in professional liability (US$ 50.0 million), accident and health (US$ 37.0 million) as well as structured/finite (US$ 33.0 million).

Converium Cologne

	Three months		Nine months
	ended September 30		ended September 30
	(US$ million, except ratios)		(US$ million, except ratios)

	2002	2001	2002	2001

Gross premiums written	35.7	63.1	262.3	280.4
Net premiums written	38.0	32.3	252.6	243.2
Net premiums earned	76.5	65.7	214.8	226.9
Segment income (loss)	-66.1	-44.3	-69.5	-47.4
Loss ratio non-life	145.1%	145.8%	101.9%	101.3%
Underwriting expense ratio non-life	21.0%	12.9%	20.8%	18.5%
Administration expense ratio non-life	6.3%	11.5%	3.3%	4.9%
Combined ratio non-life	172.4%	170.2%	126.0%	124.7%
Retention rate (=net premiums written divided by gross premiums written)	106.4%	51.2%	96.3%	86.7%

Converium Cologne’s combined ratio increased to 172.4% for the three months ended September 30, 2002 from 170.2% for the three months ended September 30, 2001. The loss ratio, driven by the European floods and the loss reserve development for prior years was nearly unchanged compared to 2001, which included September 11th related losses and a couple of other large losses including Baycol. Underwriting expense ratio increased to 21.0% in the third quarter 2002 compared to 12.9% in the third quarter 2001. The increase was driven by a credit in profit participation in the third quarter 2001, which would have increased the underwriting expense ratio to 22.8% on an adjusted basis. Due to a new cost allocation system between the non-life and the life segment of Converium Germany the administration expense ratio went down to 6.3% for the three months ended September 30, 2002 from 11.5% for the three months ended September 30, 2001.

Converium Cologne’s combined ratio of 126.0% for the nine months ended September 30, 2002 was higher by 1.3 percentage points compared to the combined ratio of 124.7% for the nine months ended September 30, 2001. In the first nine months of 2002, Converium Cologne recorded US$ 31.1 million in loss development on prior years’ business and losses from the Central European floods. The loss ratio excluding the Central European flood losses and the reserve loss development from prior years would have been 69.3%. Underwriting expense ratio was 20.8% for the nine months ended September 30, 2002 compared to 18.5% for the nine months ended September 30, 2001.

Net premiums written for the nine months ended September 30, 2002 were US$ 252.6 million as compared to US$ 243.2 million for the nine months ended September 30, 2001, representing an increase of US$ 9.4 million, or 3.9%.

During the first nine months of 2002, the Middle East and North Africa, as well as the home market of Germany, were Converium Cologne’s largest growth regions in terms of premium volume. This was offset by declines in premium volume in the rest of Europe.

Converium Life

	Three months		Nine months
	ended September 30		ended September 30
	(US$ million, except ratios)		(US$ million, except ratios)

	2002	2001	2002	2001

Gross premiums written	34.0	67.6	135.1	155.8
Net premiums written	24.0	54.6	118.6	135.8
Net premiums earned	28.6	38.5	113.5	104.4
Segment income (loss)	-12.7	0.5	-7.8	2.7
Underwriting expense ratio life	35.7%	-10.6%	20.2%	-6.9%
Administration expense ratio life	14.6%	2.4%	6.0%	2.4%
Retention rate (=net premiums written divided by gross premiums written)	70.6%	80.8%	87.8%	87.2%

Converium Life reported a segment loss of US$ 12.7 million for the three months and US$ 7.8 million for the nine months ended September 30, 2002, compared to a segment income of US$ 0.5 million for the three months and US$ 2.7 million for the nine months ended September 30, 2001. This development was driven by Converium re-evaluating its existing life activities and instituting changes in order to ensure a closer alignment with the long-term strategic objective of building a leading life reinsurance business.

Net premiums written by our Converium Life operations for the nine months ended September 30, 2002 were US$ 118.6 million compared to US$ 135.8 million for the nine months ended September 30, 2001, representing a decrease of US$ 17.2 million, or 12.7%.

This premium decline is mainly driven by the strong decline of business written in Latin America. We wrote US$ 4.8 million net premiums in Latin America for the nine months ended September 30, 2002, compared to US$ 30.8 million in 2001, including US$ 25.8 million in Argentina. Due to the weak economic situation in South America and to a change in governmental regulation concerning the pension system in Argentina, premium income was strongly reduced. The decline in Latin America was somewhat offset by growth in Europe.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ DIRK LOHMANN

Name: Dirk Lohmann
Title: CEO

By:	/s/ MARTIN KAUER

Name: Martin Kauer
Title: CFO

Date: October 28, 2002